Mail Stop 6010

April 18, 2007

Mr. William A. Priddy, Jr.
Chief Financial Officer
RF Micro Devices, Inc.
7628 Thorndike Road
Greensboro, North Carolina

> **Re: RF Micro Devices, Inc.**
> **Form 10-K for the Fiscal Year Ended April 1, 2006**
> **File No. 000-22511**

Dear Mr. Priddy:

  We have completed our review of your Form 10-K and related materials and do not, at this time, have any further comments.

         Sincerely,

         Martin F. James
         Senior Assistant Chief Accountant